Exhibit 5.3

March 10, 2017

Algonquin Power & Utilities Corp.
354 Davis Road
 Oakville, ON L6J 2X1

Re: Consent regarding Registration Statement on Form F-10 for Algonquin Power & Utilities Corp.

Dear Ladies and Gentlemen:

We have acted as Canadian counsel to Algonquin Power & Utilities Corp. (the “Registrant”) in connection with the registration statement on Form F-10 (the “Registration Statement”) filed by the Registrant with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”).

We acknowledge that we are referred to under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act, or the rules and regulations promulgated thereunder.

Yours very truly,

“Husch Blackwell LLP”

Husch Blackwell LLP